Exhibit 2.5

SUBSCRIPTION AGREEMENT

between

THE TRUSTEES FOR THE TIME BEING OF THE NEW APLITEC PARTICIPATION
TRUST

and

NEWSHELF 713 (PROPRIETARY) LIMITED

i

1.	INTERPRETATION

1.1	The headnotes to the clauses of this agreement are inserted for reference purposes only and shall in no way govern or affect the interpretation hereof.

1.2	Unless inconsistent with the context, the expressions set forth below shall bear the following meanings:

“A class ordinary shares”	A class ordinary shares in the share capital of the company, having the rights of ordinary shares;

“acquisition agreement”
the agreement between the company and Aplitec whereby the company will acquire all the assets and liabilities of the Aplitec Group, excluding R 300 million in cash and additional cash sufficient to result in the distribution of an extra 25 cents (after payment of any STC thereon) per Aplitec share to Aplitec shareholders who elect the cash option and certain dormant subsidiaries;

“Act”	the Companies Act, 1973 (Act 61 of 1973), as amended from time to time;

“Aplitec”	Net1 Applied Technology Holdings Limited, Registration Number 1997/007207/06, a public company incorporated in the RSA;

“Aplitec Group”	Aplitec and all its subsidiaries;

“business day”	any day other than a Saturday, Sunday or official public holiday in the RSA;

“common shares”	common shares in the authorised share capital of NUEP, having the rights of ordinary shares;

“company”
Newshelf 713 (Proprietary) Limited, Registration Number 2002/031446/07, to be renamed “Net1 Applied Technologies South Africa (Proprietary) Limited” or a similar name, a private company duly incorporated according to the company laws of South Africa;

“condition”	the condition precedent in clause 3.1;

“distribution ratio”
the ratio in which the special convertible preference shares shall be distributed on the occurrence of a trigger event, which at the closing date, shall be 0,814285714 special convertible preference shares for every one preference share. If after the closing date NUEP consolidates or subdivides the common shares, the special convertible preference shares shall be consolidated or sub-divided in the same proportions, and the distribution ratio shall be adjusted accordingly;

“Holdings Trust”	The Aplitec Holdings Participation Trust, a trust established in the Cayman Islands;

“issue date”	The later of 16 February 2004 and the first business day after the date that the condition is fulfilled;

“loan account”	a credit B class loan account in the company in the sum of 101,004 cents, having the rights set forth in Schedule 1;

“NUEP”	Net1 UEPS Technologies, Inc., IRS Employer Number 65-0903895, a company incorporated in Florida in the United States of America;

“parties”	the company and the subscriber;

“preference shares”	the B class preference shares of 183,996 cents each in the share capital of the company, having the rights described in the Schedule 2;

“reinvestment option”	the reinvestment option referred to in 2.3.2;

“RSA”	the Republic of South Africa;

“SAPET III”
South African Private Equity Trust III, Master’s Reference Number IT 9960/1998, a trust established in the RSA, represented herein by its corporate trustee, Brait Capital Partners Trustees (Proprietary) Limited, Registration Number 1998/010776/07, a private company duly incorporated according to the company laws of the RSA;

“signature date”	the date of last signature of this agreement;

	“special convertible preference shares”	special convertible preference shares in the share capital of NUEP, having the rights set forth in Schedule 3;

	“subscriber”	The New Aplitec Participation Trust, a bewind trust, represented herein by Brait Capital Partners Trustees (Proprietary) Limited, Registration Number 1998/010776/07, in its capacity as trustee.

“trigger event”

a unit holder of the subscriber notifies the trustees in writing that he wishes the subscriber to dispose of the preference shares and loan accounts attributable to some or all of his units in the subscriber; or

the company is wound-up or placed under judicial management, whether provisionally or finally; or

NUEP is wound up or placed under judicial management, whether provisionally or finally; or

South African Exchange Controls are relaxed or abolished, permitting unit holders of the subscriber to hold the common shares directly.

1.3
If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision of this agreement.

1.4	Any reference to an enactment is to that enactment as at the signature date.

1.5	Unless inconsistent with the context, an expression which denotes:

1.5.1	any gender includes the other genders;

1.5.2	a natural person includes an artificial person and vice versa;

1.5.3	the singular includes the plural and vice versa.

1.6
Where any term is defined within the context of any particular clause in this agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this agreement, notwithstanding that that term has not been defined in this interpretation clause.

1.7	The rule of construction that the contract shall be interpreted against the party responsible for the drafting or preparation of this agreement, shall not apply.

1.8	The schedule to this agreement forms an integral part hereof and words and expressions defined in this agreement shall bear, unless the context otherwise requires, the same meaning in such schedule.

2.	INTRODUCTION

2.1
In terms of the acquisition agreement, the company will acquire all the assets and liabilities of the Aplitec Group, excluding R 300 million in cash plus an additional 25 cents per Aplitec share for those Aplitec shareholders who elect the cash option and certain dormant subsidiaries.

2.2
Pursuant to the acquisition agreement, it is intended that Aplitec will be voluntarily wound up and that the shareholders of Aplitec will receive the consideration payable by the company for Aplitec’s assets and liabilities in the form of the advance distribution of a liquidation dividend.

2.3
The shareholders of Aplitec will be entitled to receive the advance distribution, of 475 cents per ordinary Aplitec share plus an additional 25 cents per Aplitec share for those Aplitec shareholders who elect the cash option, in whole or in part at their election as follows:

2.3.1	The cash option

500 cents in cash in respect of each ordinary Aplitec share; and/or

2.3.2

The reinvestment option

An amount of 190 cents in cash and the balance in the form of a reinvestment in the company via the subscriber, comprising one preference share to the value of 183,996 cents and a loan account of 101,004 cents, in respect of each Aplitec ordinary share, by way of renounceable nil paid letters of allocation issued by the company, to be renounced by the Aplitec shareholders in favour of the subscriber. In addition, the subscriber will be granted the right by Holdings Trust to receive special convertible preference shares in the distribution ratio in due course on the occurrence of a trigger event. The reinvestment option has been fixed at an exchange rate of R7,00 to US$1, which is the exchange rate used to determine the number of NUEP special convertible preference shares to be issued to Holdings Trust.

2.4
Those Aplitec shareholders who choose to receive the consideration payable to them in whole or in part by way of the reinvestment option shall be issued with one unit in the subscriber credited as fully paid for each share in Aplitec in respect of which they exercise the reinvestment option.

2.5	Each unit in the subscriber shall be evidenced by a certificate issued by the subscriber recording:

2.5.1	The name of the beneficial owner; 2

.5.2	The serial number of the certificate; and

2.5.3	The number of units held by the unit holder.

2.6	Each unit will vest the unit holder with one preference share and one loan account, credited as fully paid up.

2.7
In turn, the subscriber shall subscribe for and be issued with one preference share, to the value of 183,996 cents, and one loan account in the sum of 101,004 cents, both credited as fully paid, for each Aplitec share in respect of which the reinvestment option is exercised.

2.8
SAPET III will underwrite the reinvestment option. Thus, if the reinvestment option is not fully subscribed, SAPET III shall take up those units not taken up by the Aplitec shareholders and shall become a unit holder of the subscriber.

2.9
If the Aplitec shareholders fail to pass the necessary resolutions for the voluntary winding-up of Aplitec or if Aplitec is not placed in voluntary liquidation for any other reason, Aplitec through the subscriber shall subscribe for the preference shares and extend the loan account and shall become a unit holder of the subscriber.

3.	CONDITION PRECEDENT

3.1
This entire agreement (save in respect of clauses 1, this 3, 6, 7, 8 and 9, which shall be of immediate force and effect) shall be subject to the condition that, by not later than 31 May 2004, or such later date as the parties may agree in writing, the acquisition agreement shall become unconditional in accordance with its terms.

3.2
In the event that the condition shall not have been fulfilled by the date specified in clause 3.1, this agreement (save in respect of clauses 6, 7, 8 and 9, which shall remain of full force and effect) shall be of no force or effect and no party shall have any claim against any other party for anything done hereunder and/or arising hereout.

4.	ALLOTMENT AND ISSUE OF PREFERENCE SHARES

4.1	On the issue date:

4.1.1	The subscriber shall subscribe for the preference shares, subject to the terms and conditions of this agreement;

4.1.2	The company shall:

4.1.2.1	allot and issue the preference shares to the subscriber; and

4.1.2.2	credit the subscriber with the loan accounts in its books; credited as fully paid up.

4.2	The subscriber shall receive one preference share and one loan account for every Aplitec share in respect of which Aplitec shareholders exercise the reinvestment option.

4.3	The company will deliver the share certificates in respect of the preference shares described in clause 4.1 to the subscriber simultaneously with the allotment and issue of the preference shares.

5.	WARRANTIES AND UNDERTAKINGS

5.1	The company warrants that, on the issue date:

5.1.1	the company shall have full power, capacity and authority to issue the preference shares;

5.1.2	the directors of the company shall have the necessary authority and will have taken all steps necessary to allot and to issue the preference shares to the subscribers;

5.1.3	other than the A class ordinary shares, there shall be no class of shares in the authorised and/or issued share capital of the company which ranks in priority to the preference shares;

5.1.4	no third party has the right to purchase, acquire and/or subscribe for any preference shares in the company, other than as provided for in terms of this agreement and the acquisition agreement;

5.1.5	the company shall have no assets or liabilities, save pursuant to the acquisition agreement;

5.1.6	the company shall have no contracts, save pursuant to the acquisition agreement;

5.1.7	the company shall have no employees, save pursuant to the acquisition agreement;

5.1.8	the company shall not have conducted any prior business.

5.2
Save in respect of the warranties set out in clause 5.1, the company makes no representations and/or gives no warranties in respect of and/or concerning the preference shares, which are allotted and issued voetstoots and as they stand.

6.

BREACH

Should any party (“the defaulting party”) commit a breach of any of the provisions hereof, then any of the other parties (“the aggrieved party”) shall, if it wishes to enforce its rights hereunder, be obliged to give the defaulting party 14 days written notice to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to cancel this agreement against the defaulting party or to claim immediate payment and/or performance by the defaulting party of all of the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages; provided that there shall be no right of cancellation if the condition has been fulfilled. The foregoing is without prejudice to such other rights as the aggrieved party may have at law.

7.	DOMICILIUM

7.1	The parties hereto choose domicilia citandi et executandi for all purposes of and in connection with this agreement as follows:

The company:	9 Fricker Road
Illovo Boulevard
Illovo
Sandton, Gauteng
Attention: Antony Ball
Fax: (011) 507 1001

With a copy to Aplitec:	4th Floor, President Place
148 Jan Smuts Avenue
Rosebank, Johannesburg
Fax: (011) 880 7080
Attention Serge Belamant

The subscriber:	9 Fricker Road
Illovo Boulevard
Illovo
Sandton
Gauteng
Attention: Antony Ball
Fax: (011) 507 1001

With a copy to Aplitec:	4th Floor, President Place
148 Jan Smuts Avenue
Rosebank, Johannesburg
Fax: (011) 880 7080
Attention Serge Belamant

7.2
Either party shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address other than a box number in the RSA, and any such change shall only be effective upon receipt of notice in writing by the other parties of such change.

7.3	All notices, demands, communications or payments intended for any party shall be made or given at such party's domicilium for the time being.

7.4	A notice sent by one party to another party shall be deemed to be received:

7.4.1	on the same day, if delivered by hand;

7.4.2	on the same day, if transmitted electronically with receipt received confirming completion of transmission;

7.4.3	on the same day of transmission if sent by telefax with receipt received confirming completion of transmission;

7.4.4	on the seventh day after posting, if sent by prepaid registered mail.

7.5
Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

8.	COSTS

8.1	The company shall pay the costs of and incidental to the negotiation, preparation and execution of this agreement.

8.2	The company shall pay the stamp duty payable on the issue of the preference shares.

9.	GENERAL

9.1	This document constitutes the sole record of the agreement between the parties in regard to the subject matter thereof.

9.2	Neither party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

9.3	No addition to, variation or consensual cancellation of this agreement shall be of any force or effect unless in writing and signed by or on behalf of all the parties.

9.4
No indulgence which either party (“the grantor”) may grant to the other (“the grantee shall constitute a waiver of any of the rights of the grantor, who shall not thereby be precluded from exercising any rights against the grantee which might have arisen in the past or which might arise in the future.

9.5
The parties undertake at all times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this agreement.

9.6
Neither party shall be entitled to cede, delegate or otherwise transfer all or any of its rights, interest or obligations under and in terms of this agreement except with the prior written consent of the other party.

Signed at Johannesburg on this the 10th day of November, 2003

/s/ Chad Smart
For: THE NEW APLITEC PARTICIPATION TRUST
(who warrants that he is duly authorised hereto)

Signed at Johannesburg on this the 31st day of October, 2003

/s/ Chad Smart
For: NEWSHELF 713 (PROPRIETARY) LIMITED
(who warrants that he is duly authorised hereto)

SCHEDULE 1

THE LOAN ACCOUNTS

The loan accounts shall:

1.	rank pari passu in all respects with the A class loan accounts advanced by NUEP to the company;

2.
be repayable as and when directed by the board of directors of the company in its sole and absolute discretion; provided that no capital under the loan accounts shall be repayable until at least 30 days have elapsed from the date upon which the loan is credited to the subscriber; and provided further that the loan accounts may only be repaid when the Exchange Control Department of the South African Reserve Bank has approved the repayment of the A class loan accounts advanced by NUEP to the company;

3.
bear interest at the rate of interest determined by the board of directors of the company annually in advance in its sole and absolute discretion; provided that the interest rate shall not exceed the prime rate. The interest so determined shall be paid as and when determined by the board;

4.	be repaid in full if the company is wound up or placed under judicial management, whether provisionally or finally;

5.	be repaid pro rata to the A class loan accounts advanced by NUEP to the company;

6.	be subordinated in favour of all creditors of the company (other than NUEP as the holder of the A class loan accounts) if so decided by the board of directors of the company;

7.	not be assigned, ceded, transferred or encumbered by the subscriber in any way except to NUEP on the occurrence of a trigger event;

8.	be denominated in South African Rands.

SCHEDULE 2

THE PREFERENCE SHARES

The rights, privileges and conditions of the preference shares shall be the following:

1.	The preference shares shall be held by the subscriber on behalf of Aplitec shareholders who elect the reinvestment option ("reinvesting shareholders").

2.
The preference shares will constitute 58,14 percent of the entire issued share capital of the company and will rank pari passu with ordinary shares in respect of participation in dividends and return of capital prior to the winding-up of the company for any reason. The preference shares shall not participate in dividends or a return of capital on a winding-up of the company.

3.
The holder of the preference shares ("preference shareholder") shall not be entitled to be present or to vote, either in person or by proxy, at any meeting of the company, by virtue of, or in respect of the preference shares, save as provided in Section 194 of the Companies Act, or unless a resolution of the company is proposed which directly affects the rights attached to the preference shares or the interests of the preference shareholder, including a resolution for the declaration of a dividend on any class of shares in the issued share capital of the company, for payment of interest and capital on B class loan accounts, for the disposal of any intellectual property of the company, for the winding-up of the company or for the reduction of its share capital or share premium account, or for the repayment or distribution of the share premium or non-distributable reserves of the company or the issue of capitalisation shares. The rights and privileges attaching to the preference shares shall not be regarded as being directly or adversely affected by the creation and issue by the company of any further shares of any class, unless those new shares rank as regards participation in assets or profits of the company or voting rights in all or some respects in priority to or pari passu with the preference shares.

4.
At every meeting at which the preference shareholder is entitle to be present and to vote the provisions of the articles of association of the company relating to general meetings of ordinary members shall apply mutatis mutandis, except that a quorum at any such general meeting shall be any person or persons holding or representing by proxy at least one-fifth of the preference shares; provided that if at any adjournment of such meeting a quorum is not so present, the provisions of the articles of association of the company relating to adjourned general meetings shall apply mutatis mutandis. At every general meeting of the company at which the preference shareholder as well as other classes of shares are present and entitled to vote, upon a poll the preference shareholder shall be entitled to that proportion of the total votes in the company which the aggregate number of the preference shares held by it bears to the aggregate number of all shares entitled to be voted at such meeting; provided that no resolution for the declaration of a dividend or for the disposal of any intellectual property of the company shall be passed unless 50,1 percent of the votes exercisable in respect of the preference shares are voted in favour of the resolution.

5.	Unless a resolution is passed by 75 percent of the votes exercisable in respect of the preference shares in the same manner mutatis mutandis as a special resolution:

	5.1	the terms of the preference shares may not be modified, altered, varied, added to or abrogated;

	5.2	the share capital or stated capital of the company may not be reduced;

	5.3	the share premium or non-distributable reserves of the company may not be repaid or distributed;

5.4
no shares in the capital of the company ranking, as regards rights to dividend or redemption or, on a winding-up, as regards return of capital, in priority to or pari passu with the preference shares, shall be created or issued.

6.
The preference shareholder may not in any manner sell, transfer or dispose of the preference shares unless upon the occurrence of a trigger event, and then only by transferring them to NUEP at the same time as it cedes a pro rata portion of its loan accounts against the company to NUEP.

7.	On the occurrence of a trigger event, the preference shareholder will notify Holdings Trust thereof in writing whereupon Holdings Trust shall distribute to the preference shareholder special convertible preference shares in the distribution ratio for each preference share in respect of which notice has been given to Holdings Trust. For the sake of clarity, it is recorded that a reinvesting shareholder may instruct the preference shareholder to dispose of the preference shares indirectly held by him in whole or in part.

8.
The consideration payable to the preference shareholder by NUEP for the preference shares transferred and loans ceded shall be the conversion of the special convertible preference shares referred to in clause 7 to common shares in NUEP on a one-for-one basis.

SCHEDULE 3

RIGHTS OF SPECIAL CONVERTIBLE PREFERENCE SHARES IN HOLDINGS

The rights and restrictions attaching to the special convertible preference shares in NUEP are as follows:

1.	The special convertible preference shares shall be held by the Holdings Trust on behalf of reinvesting shareholders.

2.
The special convertible preference shares shall constitute 58,14 percent of the entire issued share capital of NUEP prior to any conversion of the special convertible preference shares into common shares.

3.	Dividends

3.1.
For so long as there are any special convertible preference shares in issue, the directors of NUEP (“the Directors”) shall, immediately prior to the resolution and declaration of any dividend, determine the amount (if any) of that dividend which is to be paid from amounts received from the company either by way of dividend or capital distributions or loan repayments of capital or interest (for the sake of clarity, this excludes the receipt of any liquidation distribution or dividend after an Act of Insolvency in relation to the company as the special convertible preference shares will have automatically converted into common shares) ("SA Dividend Amount") and the amount (if any) of that dividend which is to be paid from the other retained distributable reserves of NUEP ("Non-SA Dividend Amount").

3.2.
For so long as there are any special convertible preference shares in issue, the Directors may declare and pay a dividend which comprises solely a Non-SA Dividend Amount (that is, without declaring and paying a SA Dividend Amount) and the Directors may declare and pay a dividend which comprises solely a SA Dividend Amount (that is, without declaring and paying a Non-SA Dividend Amount).

3.3.
Any determination by the Directors of a SA Dividend Amount and/or a Non-SA Dividend Amount shall be made by the Directors in good faith and shall be final and binding on both the holders of common shares and Holdings Trust (collectively “Members”).

3.4.
For so long as there are any special convertible preference shares in issue, any Non-SA Dividend Amount shall be paid to the Members pro rata to their respective shareholdings in the Company, and the common shares and the special convertible preference shares shall rank pari passu in respect of dividends declared and/or paid from Non-SA Dividend Amounts.

3.5.
For so long as there are any special convertible preference shares in issue, any SA Dividend Amount shall be paid only to the holders of common shares and the holders of special convertible preference shares shall have no entitlement to participate in any dividend declared and/or paid from a SA Dividend Amount.

3.6.
For so long as there are any special convertible preference shares in issue and subject to NUEP having sufficient distributable reserves, NUEP shall, on receipt of amounts from the company received either by way of dividend or capital distributions or loan repayments of capital or interest, declare and pay a SA Dividend in an amount equal to the amounts so received from the company, after deducting therefrom the taxes payable by NUEP on the amount so received.

4.	Voting

	4.1.	Holders of common shares and special convertible preference shares have the right to receive notice of, attend, speak and vote at general meetings of NUEP.

	4.2.	All voting at general meetings of NUEP shall be taken by a poll and not a show of hands.

4.3.
A holder of common shares present in person, or the person representing a holder of common shares by proxy, shall at a general meeting of NUEP have one vote for each share in NUEP held or represented, whether common shares or special convertible preference shares

5.	Conversion

5.1.	Upon the instruction of SA Trust, the Holdings Trust shall distribute special convertible preference shares in the distribution ratio.

5.2.
SA Trust shall convert the special convertible preference shares it receives in terms of 5.1 by delivering to NUEP the share certificates for the special convertible preference shares, share transfers in favour of NUEP in the form reasonably required by the Directors and accompanying certificates for preference shares and an assignment and transfer in favour of NUEP in the form reasonably required by the Directors of the loan accounts. The date of delivery of these certificates and transfers shall be a "Conversion Date").

5.3.
The common shares to which the special convertible preference shares are converted shall be credited as fully paid and shall rank pari passu in all respects and form one class with the common shares then in issue.

5.4.
The allotment of new common shares shall be made within three days of the relevant Conversion Date. A certificate for new common shares shall be sent as soon as practicable after the relevant Conversion Date to the Holdings Trust without charge. Pending delivery of certificates for new common shares transfers shall be certified against the register.

5.5.
If special convertible preference shares remain capable of conversion into common shares and either (A) a resolution for voluntary winding up of NUEP is passed or (B) a winding-up order is made by the court in relation to NUEP, Holdings Trust shall immediately distribute all the special convertible preference shares to SA Trust, which shall thereupon convert the special convertible preference shares into common shares into NUEP.

5.6.
In the event of an Act of Insolvency in relation to the company the Holdings Trust shall immediately distribute all the special convertible preference shares to SA Trust, who shall thereupon convert the special convertible preference shares into common shares in NUEP.

6.	Restriction on holding of special convertible preference shares

No person other than the Trustee of the Holdings Trust and SA Trust (following a distribution of the special convertible preference shares to SA Trust, before conversion of the special convertible preference shares into common shares by SA Trust), shall hold special convertible preference shares.

7.

Winding up

In circumstances when the special convertible preference shares have not been converted into common shares for any reason, on a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares) NUEP's assets available for distribution among the Members shall, save as otherwise provided by paragraph 5 above, be applied pari passu to the holders of common shares and the holders of special convertible preference shares on the basis that the special convertible preference shares will be deemed to have been converted into common shares.